Reply to the Attention of	Michael Shannon
Direct Line	(604) 893-7638
Direct Fax	(604) 685-7084
Email Address	michael.shannon@mcmillan.ca
Our File No.	299657
Date	August 28, 2022

Via EDGAR Correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention:	Division of Corporation Finance

Disclosure Review Program

Dear Sirs/Mesdames:

Re:	FingerMotion, Inc. Form 10-K for the Fiscal Year Ended February 28, 2023 Filed May 30, 2023 SEC File No. 001-41187

We are counsel for and write on behalf of FingerMotion, Inc. (the “Company”) in response to the Staff’s letter of August 17, 2023 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended February 28, 2023, as originally filed with the United States Securities and Exchange Commission (the “Commission”) on May 30, 2023 (the “Annual Report”).

The Comment Letter states in material part as follows:

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 53

1.	We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction (or in Hong Kong in your case) and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the

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August 28, 2023 Page 2

documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form “SPDSCL-HFCAA-GOV” or tell us why you are not required to do so. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

On behalf of the Company, we confirm that the Company has supplementally submitted to the Commission, in EDGAR submission form “SPDSCL-HFCAA-GOV”, its letter setting forth the information required by Item 9C(a) of Form 10-K, in relation to the Annual Report. We note that the Company’s most recent fiscal year ended on February 28, 2023 (not December 31, 2022, as indicated in the Comment Letter).

Should the Commission have any further comments or questions arising from any of the above response, please do not hesitate to contact the writer at (604) 893-7638.

Yours truly,

/s/ Michael Shannon

Michael Shannon
Partner
for McMillan LLP

cc: Martin Shen
Chief Executive Officer
FingerMotion, Inc.